UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of October 2009
Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization of registrant)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBITS INDEX
Ex-99.1 Announcement of the Company dated October 9, 2009
Ex-99.2 Scheme Document and attached Notice of Court Meeting
Ex-99.3 Notice of EGM and accompanying EGM Proxy Statement
Ex-99.4 Notice of Class Meeting and accompanying Class Meeting Proxy Statement
Ex-99.5 Court Meeting Proxy Form
Ex-99.6 ADS Depositary Notice
Ex-99.7 ADS Voting Instructions Card

Other Events
On October 9, 2009 in Singapore, Chartered Semiconductor Manufacturing Ltd. (the “Company”) announced that the meeting of ordinary shareholders of the Company (the “Court Meeting”) convened at the direction of the High Court of Singapore to approve the previously announced proposed acquisition of the Company by ATIC International Investment Company LLC (the “Acquiror”) by way of a scheme of arrangement (the “Scheme”) under Section 210 of the Companies Act, Chapter 50 of Singapore has been fixed for November 4, 2009. It also announced that it has dispatched (i) the scheme document (the “Scheme Document”) to ordinary shareholders containing details of the Scheme, together with a notice of the Court Meeting (the “Notice of Court Meeting”); (ii) a notice of an extraordinary general meeting (the “Notice of EGM”), together with an accompanying proxy statement (the “EGM Proxy Statement”); and (iii) a notice of a class meeting (the “Notice of Class Meeting”) for the holders of convertible redeemable preference shares of the Company, together with an accompanying proxy statement (the “Class Meeting Proxy Statement”). Further, the Company has also dispatched the proxy form for the Court Meeting (the “Court Meeting Proxy Form”) together with the Scheme Document.
Also, on October 9, 2009 in New York, the Company, through Citibank, N.A., the depositary bank of the Company’s American Depositary Share (“ADS”) program (the “Depositary”), gave notice to ADS holders on how ADS holders may give instructions on the voting of the ordinary shares underlying their ADSs at the Court Meeting and the extraordinary general meeting (along with the ADS Voting Instructions Card) and notice of termination of the deposit agreement for the ADS program (conditional upon the effectiveness of the Scheme) (the “ADS Depositary Notice”). The Depositary also dispatched to ADS holders the Scheme Document being furnished as an exhibit hereto and the Notice of EGM and the accompanying EGM Proxy Statement.
The announcement of the Company dated October 9, 2009, Scheme Document and attached Notice of Court Meeting, Notice of EGM and the accompanying EGM Proxy Statement, Notice of Class Meeting and the accompanying Class Meeting Proxy Statement, Court Meeting Proxy Form, ADS Depositary Notice and ADS Voting Instructions Card are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5, Exhibit 99.6 and Exhibit 99.7, respectively.
The Scheme Document that is being furnished in this Form 6-K is substantially the same as the scheme document that was lodged with the Securities Industry Council of Singapore, which can be located on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com and the website of the Company at www.charteredsemi.com. The Scheme Document that is being furnished in this Form 6-K omits a letter from KPMG LLP pertaining to the Scheme Document’s Appendix 10. That letter is specifically excluded from, and is also not incorporated by reference in, this Form 6-K.
Exhibits
99.1	Announcement of the Company dated October 9, 2009

99.2	Scheme Document and attached Notice of Court Meeting

99.3	Notice of EGM and accompanying EGM Proxy Statement

99.4	Notice of Class Meeting and accompanying Class Meeting Proxy Statement

99.5	Court Meeting Proxy Form

99.6	ADS Depositary Notice

99.7	ADS Voting Instructions Card

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: October 9, 2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

EXHIBITS INDEX
Exhibits
99.1	Announcement of the Company dated October 9, 2009

99.2	Scheme Document and attached Notice of Court Meeting

99.3	Notice of EGM and accompanying EGM Proxy Statement

99.4	Notice of Class Meeting and accompanying Class Meeting Proxy Statement

99.5	Court Meeting Proxy Form

99.6	ADS Depositary Notice

99.7	ADS Voting Instructions Card